UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc’s. Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited Consolidated Financial Statements for the second quarter ended June 30, 2004.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  August 9, 2004

      By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC.

For the three month period ended June 30, 2004

(All amounts following are expressed in U.S. dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion and analysis contained in this management discussion and analysis are as of July 30, 2004.

This discussion and analysis covers our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2004 in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  See note 13 of the unaudited interim consolidated financial statements for a reconciliation to Canadian GAAP.  This discussion and analysis provides an update to the discussion and analysis prepared for the fifteen month period ended December 31, 2003 and should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements for the fifteen month period ended December 31, 2003 contained in our 2003 Annual Report.  Additional information relating to our Company, including our 2003 Annual Report and AIF, is available by accessing the SEDAR website at www.sedar.com or the EDGAR website at www.sec.gov/edgar.

Effective January 1, 2004, our functional currency changed to the U.S. dollar and accordingly we elected to report our consolidated financial statements in accordance with U.S. GAAP and changed our reporting currency to the U.S. dollar from the Canadian dollar (see Accounting Changes for further information).

Overview

We are a Canadian company dedicated to enhancing the performance of medical devices and biomaterials through the emerging field of drug-coated medical devices and drug-loaded surgical implants.  We use our drug screening capabilities to identify pharmaceutical compounds that can address the underlying biological causes of sub-optimal clinical results obtained with specific medical devices or surgical implants.   Once the appropriate drug has been identified, we optimize dosing and develop proprietary ways to enable the drug to be released from a medical device or surgical implant in order to enhance the performance of the medical device or surgical implant and improve patient outcomes.

We have several products approved for sale in various jurisdictions.  Our leading product is a paclitaxel-eluting coronary stent used to reduce restenosis in patients following a balloon angioplasty procedure.  One of our licensees, Boston Scientific Corporation (“BSC”) received FDA approval to market its TAXUS TM Express2TM  paclitaxel-eluting stent system on March 4, 2004 and it is now being sold in the U.S.  The product has also been approved for commercial sale in Europe and other countries outside of the regulated market of Japan, by our licensees, BSC and Cook, Incorporated (“Cook”).  Our additional commercial products are sold through our subsidiaries; Cohesion Technologies Inc. (“Cohesion”), acquired in January, 2003 and STS Biopolymers, Inc. (“STS”), acquired in December 2003.

Cohesion’s products include bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.  Cohesion has two products that have European and United States regulatory approval; CoStasis® Surgical Hemostat and CoSeal® Surgical Sealant and one product with CE Mark, Adhibit™ Anti-Adhesion Barrier.  STS develops and manufactures biocompatible coatings for medical devices.  STS’s products are in commercial use in Europe and the United States on a range of medical devices and they also license a series of coatings to a wide variety of medical device partners.

We are currently conducting the following clinical trials:

•

a pivotal study for the paclitaxel-loaded surgical vascular wrap program, treating patients with peripheral vessel disease;

•

a pivotal pulmonary sealant study using CoSeal®;

•

a pivotal myomectomy adhesion prevention study in laproscopic surgery using Adhibit™;

•

a feasibility study for Adhibit™ to prevent post-surgical adhesion formation following laproscopic surgery in endometriosis; and

•

phase 1 and 2 clinical studies investigating the use of PAXCEED TM (Micellar Paclitaxel for Injection) in the treatment of patients with severe psoriasis and rheumatoid arthritis.

We continue to add to our existing technology through our clinical development programs, internal research and development, product acquisition and in-licensing and through acquisition of companies that contribute to our overall corporate strategy (see Subsequent Events).

Critical Accounting Policies

The significant accounting policies that we believe are the most critical in fully understanding and evaluating our reported financial results include the following:

•

Revenue recognition

•

Research and development costs

•

Goodwill and intangible assets

•

Stock-based compensation

Revenue recognition

We recognize royalty revenue once the amount is determinable, there is reasonable assurance of collection and there are no further obligations in respect to the royalty fee.  As we only started to receive royalty revenue in 2003 and significant royalty revenue in the most recent quarter, we do not yet have a long enough history to estimate royalty revenue on the drug-eluting stent with a high degree of certainty.  Therefore, we record royalty revenue for the drug-eluting stent upon receipt, which results in a one quarter lag from the time the associated sales were recorded by our corporate partners.   We will continue to record royalty revenue on a one quarter lag basis until such time as we are able to accrue royalty revenue with a high degree of certainty.

Product sales revenue is recognized when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on estimates and have historically not been significant.  A significant change in this estimate could have a material impact on our earnings.

License fees are comprised of initial upfront fees and milestone payments from collaborative licensing arrangements.  Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement.  Initial upfront fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement, which varies by each arrangement.  Any change in our involvement during the period could have a material impact on our earnings.

Research and development costs

Research and development costs consist of direct and indirect expenditures related to our research and development programs.  Research and development costs including in-process research and development are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed.

Goodwill and intangible assets

Goodwill and indefinite life intangible assets are tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  When the carrying value of a reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.

Our identifiable intangible assets are comprised of developed product and core technologies and customer relationships acquired through our business combinations.  Intangible assets also include purchased proven medical technologies.  We amortize intangible assets on a straight line basis over the estimated life of the technologies, which can be from two to ten years depending on the circumstances and the intended use of the technology.  We determine the estimated useful lives for intangible assets based on a number of factors such as legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition.  We review the carrying value of our intangible assets on an annual basis to determine if there has been a change in any of these factors.  A significant change in these factors may warrant a revision of the expected remaining useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which would impact earnings.

Stock-based compensation

We record compensation expense for stock options issued to employees and non-employees subsequent to October 1, 2002 using the fair value method of accounting for stock-based compensation transactions.  We use the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.  Changes to any of these assumptions, or the use of a different option pricing model (such as the binomial model) could produce different fair value for stock-based compensation, which could have a material impact on our earnings.

Accounting Changes

Functional and reporting currency and foreign currency translation

Effective January 1, 2004, our functional currency changed to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which we operate as a result of increasing U.S. dollar denominated revenues and expenditures.  Concurrent with the change in our functional currency, we adopted the U.S. dollar as our reporting currency.  The consolidated financial statements for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows:  assets and liabilities using the rate of exchange prevailing at the balance sheet date; shareholders’ equity using the applicable historic rate; and revenue and expenses using a weighted average rate of exchange for the respective periods.  Translation gains and losses have been included as part of the cumulative foreign currency translation adjustment which has been reported as a component of shareholders’ equity.

For periods commencing January 1, 2004, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the loss for the period.

Changes in accounting policies relating to adoption of U.S. GAAP

All accounting policies are the same as described in note 2 to our audited consolidated financial statements for the fifteen month period ended December 31, 2003 filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP.

Research and development

Research and development costs including in-process research and development are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed.

Income taxes

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Short and long-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses reflected as a component of other comprehensive income.

Long-term investments where the Company exercises significant influence are accounted for using the equity method.  Long-term investments also include financial instruments which have maturities greater than one year. The Company reviews its long-term investments for indications of impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment.  Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of the loss for the period.

Stock Split

In January 2004, our shareholders authorized a 2 for 1 stock split of our common share capital.   All loss per share amounts discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations and all common shares, options and per share amounts disclosed in the unaudited consolidated financial statements have been retroactively adjusted to give effect to the stock split.

License Agreement

In April 2004 we entered into a License Agreement with Poly-Med, Inc. which granted us exclusive and non-exclusive rights to several of Poly-Med’s key technologies, including a portfolio of absorbable and biodegradable polymers and drug delivery technologies.  In exchange for these rights we made an initial up-front license payment of $6.4 million, which has been expensed for accounting purposes under US GAAP.  The amount was expensed and treated as acquired in-process research and development as the technology is at an early stage of development, not currently determined to be technologically feasible and did not have any alternative future use.  We also have additional payments under the license agreement subject to future performance by both parties (see contractual obligations discussed below).  We also entered into a Research Agreement and will collaborate with Poly-Med on research to develop products derived from the licensed technologies and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts we already have underway.

Results of Operations

(in thousands of U.S.$, except per share data)	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	$	$	$	$
Operating loss	(9,457)	(7,262)	(15,534)	(17,008)

Other expenses	(404)	(5,167)	(429)	(9,159)

Loss for the period before income tax recovery	(9,861)	(12,429)	(15,963)	(26,167)

Income tax recovery	411	-	315	-

Loss for the period	(9,450)	(12,429)	(15,648)	(26,167)
Basic and diluted loss per share	(0.11)	(0.18)	(0.19)	(0.38)

For the three month period ended June 30, 2004, we recorded a loss of $9.5 million ($0.11 per share) compared to a loss of $12.4 million ($0.18 per share) for the same period in the prior year.  The increase in our operating loss of $2.2 million compared to the same period in the prior year was the net result of an increase in revenue of $10.0 million offset by an increase in expenses of $12.2 million primarily due to an additional expense of $6.4 million for acquired in-process research and development related to a licensing agreement that we entered into in April 2004.  Other expenses decreased by $4.8 million for the three month period ended June 30, 2004 which in the prior period primarily consisted of a $5.4 million foreign exchange loss recorded for accounting purposes.

For the six month period ended June 30, 2004 our loss decreased by $10.5 million from the same period in the prior year. This decrease was a net result of an increase in our year to date revenue of $19.5 million offset by an increase in expenses of $18.0 million for the same period and a decrease in other expenses of $8.7 million primarily due to a decrease in foreign exchange loss.

The results of operations for the three and six month periods ended June 30, 2004 were in line with our expectations.

Revenues

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	$	$	$	$
Royalty revenue	10,408	318	14,897	338
Product sales	2,958	1,751	7,080	3,579
License fees	42	1,338	3,307	1,838
	13,408	3,407	25,284	5,755

Our revenue was derived from royalty revenue primarily generated from sales of the drug-eluting stent by our corporate partners, the sale of commercially approved biomaterials and biocompatible coatings, amortization of up-front license fees and milestone payments.

Royalty revenue from our corporate partners under the drug-coated stent co-exclusive license was $10.0 million and $13.8 million for the three and six month periods ended June 30, 2004 respectively, compared to $318,000 and $338,000 for the same periods in the prior year.  The remaining royalty revenue for the current three and six month periods was primarily derived from one of our subsidiaries from their coating technologies.   As described in the revenue recognition accounting policy, we currently record royalty revenue for the drug-eluting stent upon receipt, which results in a one quarter lag from the time the associated sales were recorded by our corporate partners.  The gross royalty rate earned in the quarter was 5.0% for sales in the United States and 5.1% for sales in other countries.  The drug-coated stent royalty revenue received to date has averaged approximately 4.8% (as expected) of the eligible drug-eluting stent net sales earned by our corporate partners in the U.S., Europe and other world markets (not including Japan).  The average royalty rate will increase as sales volumes increase due to the tiered royalty rate calculations on net sales as provided for in the license agreement and the expansion in the U.S. market now that FDA approval has been received by one of our corporate partners.  We have experienced this increase in the royalty rate in the current quarter, increasing to 5.1% from 4.6% in the previous quarter.  Included in royalty revenue for the current three month period was the remaining balance of the prepaid royalty from BSC of $660,000 as it has now been fully credited against royalty revenue.

BSC announced a voluntary recall of approximately 85,000 drug-eluting stents in July 2004 due to characteristics in the delivery catheter that have the potential to impede balloon deflation during a coronary angioplasty procedure.  This recall will impact our royalty revenue in the next quarter, however, despite the recall we expect next quarter’s royalty revenue to increase significantly from the current quarter based on the information that BSC has publicly reported for their sales of drug-eluting stents to June 30, 2004.  However, the detailed net sales information required for us to recognize royalty revenue has not been directly reported to us as of the date of this MD&A.

Product sales for the three month period ended June 30, 2004 were comprised of 64% from Cohesion’s sales of non-drug loaded biomaterial products and 36% from STS and its subsidiary’s, MCTec BV, biocompatible coating products.  For the same period in the prior year product sales consisted of Cohesion non-drug loaded biomaterial product sales.  CoSeal® sales represent approximately 50% of total product sales for the current three month period and 54% of total product sales for the current six month period.  As per agreements entered into in the prior year with Baxter Healthcare Corporation (“Baxter”), Baxter began to distribute the CoSeal® product in the U.S. and Europe in April 2003.  We receive a percentage of the sales revenue for this product until Baxter sells the remaining inventory manufactured by Cohesion that was transferred to Baxter by December 31, 2003.  In January 2004, Baxter began manufacturing the CoSeal® product directly.  Once our remaining inventory is sold we will switch to receiving a royalty on the sales of CoSeal® sold by Baxter.  We expect product sales of the remaining inventory of CoSeal® to decrease over the remainder of 2004 as we switch to recording royalty revenue.  We expect product sales of the remaining Cohesion products and the STS products to continue at a similar level through the remainder of 2004.

License fees for the three month periods ending June 30, 2004 and 2003 consisted of amortization of upfront license payments received in prior years.  License fees for the six month period ended June 30, 2004 were comprised of amortization of upfront license payments received in prior years ($1.3 million) and milestone payments received from corporate partners ($2.0 million).  We received an upfront license fee of $8.0 million in April 2003 from Baxter of which $6.0 million was recognized into income from April 2003 to February 2004, the period of our involvement, as it was non-refundable. The remaining $2.0 million of the upfront fee remains in deferred revenue as it is potentially refundable if we terminate the agreement, at our option, upon the failure of Baxter to achieve certain minimum sales and we elect to continue distributing the product.  Our exposure to the potential refund expires partially at the end of 2005 ($1.0 million) and partially at the end of 2006 ($1.0 million).  Also included in the six month period ended June 30, 2004 license fees was $2.0 million in milestone payments received from Baxter upon FDA and European approval of the CoSeal® manufacturing process.

Expenditures

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	$	$	$	$
License and royalty fees on royalty revenue	2,129	118	3,481	130
Cost of goods sold	1,353	1,432	3,513	1,874
Research and development	6,700	3,262	11,863	5,839
Selling, general and administrative	4,684	3,891	9,775	8,510
Amortization	1,624	1,966	5,811	2,855
Acquired in-process research and development	6,375	-	6,375	3,555
	22,865	10,669	40,818	22,763

License and royalty fees on royalty revenue

Royalty and license fee expense primarily consisted of license and royalty payments due to our licensors as a result of royalty revenue received for sales of  the drug-eluting stent.  The significant increase in this expense for the current period and year to date compared to the same periods in the prior year was directly related to the increase in royalty revenue.  For the three and six month periods ended June 30, 2004, approximately $125,000 and $542,000 of the expense respectively related to an accrual for a portion of balloon milestone payments that became due to one of our licensors when our corporate partners reached certain levels of cumulative net sales of the drug-eluting stent.  The balloon milestone payments were fully expensed and paid by June 30, 2004.

Cost of goods sold

Cost of goods sold relating to the sale of commercial products by Cohesion and STS, as a percentage of product sales, was approximately 46% for the three month period ended June 30, 2004 compared to 82% for the same period in the prior year for Cohesion sales.  The higher cost of goods sold in the prior period were primarily due to additional costs incurred for the transfer of the sales, marketing and distribution rights of the CoSeal® product to Baxter.  The Cohesion and STS products had gross margins of 57% and 50% respectively for the three month period ended June 30, 2004 and gross margins of 49% and 52% respectively for the six month period ended June 30, 2004.

Research and development

Our research and development expenditures primarily consist of costs associated with pre-clinical testing and clinical trials of our product candidates as well as post approval product costs.  We track expenditures by these three categories and by the type of cost incurred.

For the quarters ended June 30, 2004 and 2003, approximately 49% and 72%, respectively, of our research and development expenditures related to pre-clinical testing, 46% and 24%, respectively, were spent on clinical trial programs and 5% and 4%, respectively, were spent on post approval programs.  For the six month period ended June 30, 2004, approximately 52% of our research and development expenditures related to pre-clinical testing, 41% was spent on clinical trial programs and 7% was spent on post approval programs.  The increase in the proportion of clinical trial expenditures in the current quarter compared to the same period in the prior year was primarily due to the acceleration of enrolment and increase in the number of patients in our paclitaxel-loaded surgical vascular wrap safety study during the quarter as well as continued work on our other current clinical trials.

Our preclinical research and development efforts are divided into several distinct product development programs, including screening and evaluation of pharmaceuticals, evaluation of mechanism of action and filing patents related to our discoveries. The costs associated with these activities are primarily internal labour costs and we expect to continue to expand these efforts through the remainder of 2004.

We are currently involved in the following clinical programs:

(in thousands of U.S.$)	Study location	Enrolment start date	Estimated date of results	Estimated R&D Expenditures For three months ended June 30, 2004	Estimated R&D Expenditures For six months ended June 30, 2004
Medical device coatings and implants:
Paclitaxel-loaded surgical vascular wrap – pivotal study	Europe	Sept 2003	Late 2005	$1,362	$1,883

Therapeutics:
Rheumatoid arthritis – Phase 2	U.S.	Sept 2002	Mid 2005	$328	$558
Severe psoriasis – Phase 1	U.S.	Nov 2000	Completed	-	$9

Non-drug loaded biomaterials:
Pivotal pulmonary sealant with CoSeal®	Europe	Mar 2003	Late 2004	$13	$117
Pivotal myomectomy adhesion prevention with Adhibit™	Eur/Can	July 2003	Late 2004	$275	$495
Feasibility study endometriosis adhesion prevention with Adhibit™	Canada	Oct 2003	Late 2004	$856	$1,234

For any clinical trial, expenditures and results are generally affected by the time required to fully enrol patients into the study, the potential for periodic reviews by a data safety monitoring committee, the length of follow up required to measure efficacy and safety, and the time required for data analysis.  The costs primarily associated with these activities are internal labour and external clinical research organization expenditures.  We expect clinical trial expenditures to continue to increase throughout 2004 as we plan to progress current clinical trials into new phases and locations.

Total research and development expenditures for the three month period ended June 30, 2004 increased by 105% compared to the three month period ended June 30, 2003 and increased by 30% compared to the previous three month period ended March 31, 2004.  For the current three month period, research and development expenditures by type of costs incurred primarily consisted of salaries and benefits ($2.8 million), external clinical trial expenditures ($1.5 million), preclinical contract research and development ($734,000), and patent costs ($445,000).  The remaining $1.3 million includes lab supplies, travel, occupancy and other research and development operating costs.  The significant increase in research and development costs for the three month period ended June 30, 2004 compared to the same period in the prior year was primarily due to increases in salaries and benefit costs of $1.3 million and in external clinical trial costs of $1.2 million.  The increase in salaries and benefits was due to incremental costs associated with hiring new employees to support our continued expanding research and development efforts ($685,000), an increase in stock based compensation for research and development employees ($361,000) and the inclusion of STS research and development employees ($238,000).  The increase in external clinical trial costs is primarily due to completion of enrolment in our pivotal vascular wrap study and an increase in the number of patients enrolled in the study.   Additional increases in research and development costs for the current quarter were the result of a general increase in activity in pre-clinical and clinical projects and the incremental costs due to the inclusion of STS.  The increase for the three month period ended June 30, 2004 compared to the three month period ended March 31, 2004 was primarily due to an increase in external clinical development costs.

Research and development costs for the six month period ended June 30, 2004 increased by 103% to $11.9 million.  The increase is primarily due to an increase in salaries and benefits ($3.2 million), external clinical trial costs ($1.5 million) and patent costs ($293,000).

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices and implants; novel biomaterial and biomaterial-drug combination programs; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for the vascular wrap, pulmonary sealants, and adhesion prevention programs. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.  Success of any clinical program may increase overall research and development expenditures due to the expansion and/or acceleration of the clinical program.

Selling, general and administrative expenses

Selling, general and administrative expenditures for the three month period ended June 30, 2004 increased by 20% compared to the same period in the prior year and decreased by 8% compared to the previous three month period ended March 31, 2004.  Selling, general and administrative expenditures for the current quarter by type of costs incurred consisted of salaries and benefits ($2.2 million), professional services ($1.0 million), Director and Officer insurance policy premiums ($391,000), other operating costs ($535,000), travel ($212,000) and occupancy costs ($324,000).  Significant changes for the three month period ended June 30, 2004 compared to the same period in the prior year included increases in salaries and benefits of $573,000, primarily due to the inclusion of STS employees ($232,000) and an increase in stock based compensation expense for the three month period ($400,000).  Additional increases were incurred in professional services ($428,000), Director and Officer insurance policy premiums ($256,000) and as a result of incremental costs related to STS.  These increases were offset by a decrease of $768,000 in sales and marketing costs for Cohesion’s commercial products which were incurred prior to the elimination of the sales and marketing work-force at the end of April 2003.  The decrease in selling, general and administrative expenditures for the three month period ended June 30, 2004 compared to the three month period ended March 31, 2004 was due to a decrease in salaries and benefits due to non-recurring employee related costs.

Selling, general and administrative expenses for the six month period ended June 30, 2004 increased by 15% compared to the same period in 2003.  The increase was primarily due to an increase in salaries and benefits ($1.8 million), professional fees ($689,000) and Director and Officer insurance policy premiums ($490,000).  The increase is net of a decrease of $2.3 million in sales and marketing expenditures which were incurred prior to the elimination of the sales and marketing work-force at our Palo Alto facility in April 2003.  Additional increases include other operating costs ($119,000) and occupancy costs ($428,000).  These increases are a result of costs required to support our increased business development and corporate activities, and costs related to the occupancy of our leasehold facilities.

We expect the selling, general and administrative expenditures to continue at a level similar to the three month period ended June 30, 2004.  However, general and administrative expenditures could fluctuate significantly relative to the level of potential acquisition and in-licensing transactions that we may undertake during fiscal 2004.

Amortization

Amortization expense relates to the amortization of property and equipment, medical technologies and intangible assets purchased through business combinations.  Amortization expense for the three month period ended June 30, 2004 included $389,000 and $400,000 on the identifiable intangible assets acquired from Cohesion and STS respectively, compared to $1.4 million in amortization for the Cohesion intangible assets for the same period in the prior year.  The amortization of the intangible asset related to CoSeal® was being amortized in proportion to the revenue earned from the Baxter license agreement from April 2003 to February 2004, resulting in an acceleration of amortization expense on the CoSeal® intangible asset in previous periods.   For the six month period ended June 30, 2004 amortization expense increased by $3.0 million compared to the same period in the prior year.  The increase was mainly due to amortization of the identifiable intangible assets acquired from Cohesion in the amount of $3.7 million for the six month period ended June 30, 2004 compared to $1.9 million for the six month period ended June 30, 2003

 We expect amortization expense for the remainder of the year to increase compared to the expense recorded in the current quarter due to anticipated acquisitions of intangible assets, license agreements, and property and equipment.

Acquired in-process research and development

In April 2004 we made an up-front license payment to Poly-Med, Inc. which was expensed for accounting purposes under US GAAP.  We expect to have further acquired in-process research and development expenditures in future periods as we continue to in-license early stage technologies.

Segment Reporting

We operate in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred.

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	$	$	$	$
Loss for reportable segments for the period
Medical device coatings/implants	(4,670)	(2,488)	(6,146)	(5,303)
Therapeutics	(511)	(580)	(985)	(1,142)
Non-drug loaded biomaterials	(1,437)	(3,115)	(2,878)	(8,181)

Total loss for reportable segments	(6,618)	(6,183)	(10,009)	(14,626)
Non-allocable corporate expenses	(2,428)	(1,079)	(5,210)	(2,382)
Total other (expense) income	(404)	(5,167)	(429)	(9,159)
Loss for the period	(9,450)	(12,429)	(15,648)	(26,167)

Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants and non-drug loaded biomaterials segments and from clinical studies which are underway in each of the segments.

The increase in the loss for the medical device coatings and implants segment for the three and six month periods ended June 30, 2004 compared to the three and six month periods ended June 30, 2003 was the net result of the $6.4 million up-front license payment that was expensed in the current quarter partially offset by an increase in segment revenue over other expenses.  Segment revenue increased for the three month period ended June 30, 2004 by $11.0 million primarily due to the drug-eluting stent royalty revenue and other segment expenses increased by $6.8 million for the same period primarily due to license and royalty fees owing on royalty revenue, the vascular wrap clinical trial and increased pre-clinical activities in this segment.

The decrease in the loss for the therapeutics segment for the three and six month periods ended June 30, 2004 compared to the three and six month periods ended June 30, 2003 was due to decreased pre-clinical expenditures in this segment.

The decrease in the loss for non-drug loaded biomaterial products for the three month period ended June 30, 2004 compared to the same period in the prior year was primarily a result of a $2.0 million decrease in operating expenses and a $1.0 million decrease in amortization of intangible assets offset by a $1.0 million decrease in segment revenue primarily derived from product sales, upfront license fees and milestone payments related to the transfer of the CoSeal® product to Baxter.  For the six month period ended June 30, 2004, the decrease in the loss for the non-drug loaded biomaterials segment was the result of an increase in segment revenue primarily related to CoSeal® of $2.9 million and a decrease in segment expenditures of $2.4 million.

Other (Expense) Income

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	$	$	$	$
Foreign exchange loss	(2,052)	(5,419)	(3,350)	(9,711)
Investment and other income	1,648	285	2,921	604
Interest expense - capital lease	-	(33)	-	(52)
	(404)	(5,167)	(429)	(9,159)

The net foreign exchange loss for the three month period ended June 30, 2004 was attributable to the effect of the strengthening U.S. dollar (relative to the Canadian dollar) on our Canadian dollar cash and cash equivalents and short-term investment portfolio. The U.S. dollar to Canadian dollar exchange ratio decreased from .763 on March 31, 2004 to .746 on June 30, 2004 resulting in a recorded foreign exchange loss of $2.1 million on the average CDN $95.0 million in Canadian dollars that we held throughout the quarter.  The increase in the U.S. dollar (relative to the Canadian dollar) from .774 to .746 for the six month period ended June 30, 2004 resulted in a net foreign exchange loss of $3.4 million.  The foreign exchange loss for the comparative three and six month periods ended June 30, 2003 was a result of the strengthening Canadian dollar in comparison to the U.S. dollar on our U.S. dollar investment portfolio.  The foreign exchange loss was a result of the Canadian dollar being our functional currency for the previous periods.

Although we changed our functional and reporting currency to U.S. dollars we will continue to hold Canadian dollar denominated cash and cash equivalents and short term investments to meet our anticipated Canadian company operating and capital expenditures in future periods.  We do not use derivatives to hedge against exposures to foreign currency arising from our balance sheet financial instruments as we will require Canadian dollars for future operating and capital expenditures, potential acquisitions and in-licensing of technologies and we are therefore exposed to future fluctuations in the U.S./Canadian dollar exchange rates.

Investment and other income for the three and six month period ended June 30, 2004 increased compared to the same periods in the prior year due to a higher balance of cash and cash equivalents and short and long term investments available for investment from the proceeds received from our public offering in October 2003.  The average investment yield for the current quarter was 1.5% which was comparable to the same quarter in the prior year.  We also realized a $547,000 gain on the disposition of shares held as a long term investment during the quarter ended June 30, 2004.

Income Tax

Income tax recovery for the six months ended June 30, 2004 was $315,000 compared to nil in the same period in the prior year.  The recovery relates to the amortization of the deferred income tax assets and liabilities which were set up upon the acquisition of one of our subsidiaries and an internal sale of assets between tax jurisdictions.  We anticipate that we will have sufficient loss carry forwards and tax credits available to apply against taxable income such that we will not be taxable in any jurisdiction for the remainder of 2004.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements at June 30, 2004, other than operating leases, purchase obligations and license agreement obligations in the normal course of business, which are reflected in the contractual obligations discussion in the following section “Liquidity and Capital Resources”.

Liquidity and Capital Resources

At June 30, 2004 we had working capital of approximately $234.4 million and cash resources, comprising cash and cash equivalents and short-term and long-term investments in the amount of $282.1 million. In aggregate, our cash resources decreased by $30.8 million from $312.9 million at December 31, 2003.  $25.0 million of this reduction was due to the funds held in trust at June 30, 2004 for the investment in Orthovita, Inc. (see Subsequent Events).  At June 30, 2004, we retained approximately $57.0 million (CDN $76.9 million) denominated in Canadian currency.

We expect that our available cash resources, working capital, expected royalty and product revenue, estimated funding from corporate partnerships, and expected interest income, should be sufficient to satisfy the funding of our contractual obligations, existing product development programs, other operating and capital requirements, potential acquisitions and in-licensing of technologies on both a short-term and long-term basis.  The amounts of the expenditures that will be necessary to execute our business plan are subject to numerous uncertainties, which may adversely affect our liquidity and capital resources to a significant extent and may require that we raise additional funds through debt or equity offerings. We have six clinical trials underway as at June 30, 2004 and completion of these trials may take several years.

Our contractual obligations include:

•

operating leases on office and laboratory space which expire through May 2012, with an option to renew through 2017;

•

purchase obligations in respect to an investment in Orthovita, Inc., an office and laboratory building and the acquisition of the remaining shares of NeuColl, Inc. (see Subsequent Events); and

•

additional payments on the Poly-Med license agreement subject to future performance.

(in thousands of US $)	Payments due by period
	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years

Operating leases	10,747	605	3,974	2,467	3,701
Purchase obligation - Orthovita	25,000	25,000	-	-	-
Purchase obligation - building	5,500	5,500	-	-	-
Purchase obligation - NeuColl	13,000	13,000	-	-	-
License agreement obligations	2,000	1,000	1,000	-	-
Total obligations	56,247	45,105	4,974	2,467	3,701

Cash Flows

(in thousands of U.S.$)	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
	$	$	$	$
Cash provided by (used in) operating activities	291	2,934	(2,386)	(6,670)
Cash (used in) investing activities	(169,680)	(7,229)	(196,403)	(13,295)
Cash provided by financing activities	2,260	7,500	6,224	8,878
Effect of exchange rate changes on cash and cash equivalents	-	4,227	-	7,182
(Decrease) increase on cash and cash equivalents	(167,129)	7,432	(192,565)	(3,905)

Cash provided by operating activities for the three month period ended June 30, 2004 was $291,000 compared to $2.9 million for the same period in the prior year.  The cash provided in the current quarter was derived from the loss for the period of $9.5 million, with add back adjustments for items not involving cash and other adjustments of $8.5 million (which primarily consists of the $6.4 million in-process research and development expense that is included below in investing activities) and net changes in non-cash working capital items that provided cash of $1.2 million. Cash used in operating activities for the six month period ended June 30, 2004 was $2.4 million derived from the loss for the period of $15.6 million, with add back adjustments for items not involving cash and other operating amounts of $10.1 million, and net changes in non-cash working capital items that provided cash of $3.1 million mainly due to collection of accounts receivable and an increase in accounts payable and accrued liabilities related to royalty payments owing to our licensors.  Cash used in operating activities during the six month period ended June 30, 2003 was $6.7 million derived from the loss for the period of $26.2 million, with add back adjustments for items not involving cash and other operating amounts of $22.6 million, which primarily related to deferred revenue amounts received in the prior year, and deducting net changes in non-cash working capital items that used cash of $3.1 million.

Net cash used in investing activities for the three month period ended June 30, 2004 was $169.7million compared to $7.2 million for the same period in the prior year.  Net cash used in investing activities was $196.4 million for the six month period ended June 30, 2004 compared to net cash used in investing activities of $13.3 for the same period in the prior year.  The increase in the use of cash for the three and six month periods was primarily due to purchases of short-term and long-term investments, net of proceeds from redemptions, of $136.4 million and $162.0 million during the three and six month periods ended June 30, 2004 respectively.  During the three month period ended June 30, 2004 we also paid $6.4 million for acquired in-process research and development related to the Poly-Med license, purchased capital assets for $1.5 million and moved $25.0 million into restricted cash for the investment in Orthovita, Inc. which closed in July 2004.  Additions to capital assets for the six month period ended June 30, 2004 were $2.5 million which primarily related to building expansion costs, additions to lab equipment and computer equipment.   For the same period in the prior year, we acquired $849,000 in capital assets.

Net cash provided by financing activities was $2.3 million and $6.2 million during the three and six month periods ended June 30, 2004 respectively compared to $7.7 million and $8.9 million for the same periods in the prior year.  Net cash provided by financing activities primarily consisted of cash received from the exercise of stock options.  Employees exercised 636,713 stock options during the six month period ended June 30, 2004 for cash proceeds of $6.6 million, compared to 1,626,630 stock options exercised in the prior year for cash proceeds of $9.3 million.  During the six month period ended June 30, 2004, we also paid out $375,000 in share issuance costs that had been accrued at December 31, 2003 related to our October 2003 public offering.

Risks Related to Our Business

We are dependant upon BSC in regards to the commercial success of the drug-eluting stent.  We do not have control over the sales and marketing effort, the stent pricing, production, volumes or distribution.  Our involvement is limited to the terms of the contractual agreements which provide for the receipt of royalty revenue based on the net sales of BSC and specify the applicable royalty rates.  During the three and six month periods ended June 30, 2004, revenue from BSC represents approximately 75% and 56% of our total revenue respectively.

One of our partners, BSC, is involved in several legal proceedings concerning challenges to its stent business.   As an example, current material litigation proceedings relate to the stent design, Express2TM, used in BSC’s version of our lead product. That stent design has been alleged to infringe patent rights held by Cordis Corporation, a subsidiary of Johnson & Johnson Inc. Cordis is seeking a permanent injunction to prohibit BSC from making, using, selling, offering for sale or importing the Express2TM stent into the United States. If Cordis is successful in obtaining an injunction, we and our partner, BSC, would not be able to commercialize the paclitaxel-eluting coronary stent in the United States until the relevant patent expires, unless the injunction is lifted or one of our partners is able to complete clinical trials for a version of the product using another stent design that does not infringe Cordis' patent. As a result, if Cordis obtains an injunction, commercialization of our lead product would likely be significantly curtailed.  While we are not named as a party in the Cordis lawsuit or injunction, our ability to successfully commercialize our lead product depends on BSC’s ability to sell its Express2TM stent in the United States.  We expect that either of our partners may be involved in other material legal proceedings in the future relating to the drug-eluting stent.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters.  This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements.  These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the fifteen month period ended December 31, 2003 and the year ended September 30, 2002.

(in thousands of US$, except per share data)	Three months ended June 30, 2004 (Q2)	Three months ended March 31, 2004 (Q1)	Three months ended December 31, 2003 (Q5)	Three months ended September 30, 2003 (Q4)
	$	$	$	$
Total revenues	13,408	11,876	10,306	4,279

Operating loss	(9,457)	(6,077)	(8,652)	(6,063)

Other (expenses) income	(404)	(25)	(8,568)	53

Loss for the period (1)	(9,450)	(6,198)	(17,220)	(6,010)
Basic and diluted loss per share (2)	(0.11)	(0.07)	(0.21)	(0.09)

(in thousands of US$, except per share data)	Three months ended June 30, 2003 (Q3)	Three months ended March 31, 2003 (Q2)	Three months ended December 31, 2002 (Q1)	Three months ended September 30, 2002 (Q4)
	$	$	$	$
Total revenues	3,407	2,348	109	103

Operating loss	(7,262)	(9,746)	(3,624)	(3,959)

Other (expenses) income	(5,167)	(3,992)	135	3,226

Loss for the period (1)	(12,429)	(13,738)	(3,489)	(733)
Basic and diluted loss per share (2)	(0.18)	(0.21)	(0.06)	(0.01)

Note:  (1)    The quarterly information from Q1 2003 to Q5 2003 has been restated for the effect of implementing the accounting policy for expensing stock-based compensation for all awards granted after October 1, 2002.  We recorded total stock-based compensation expense for the fifteen month period ending December 31, 2003 of US $3.1million.

Note:  (2)    Basic and diluted loss per share takes into account two-for-one stock splits which occurred in March 2003 and February 2004.

The increase in revenue since Q1 2003 is a result of royalty revenue that we started to receive in Q2 2003 after our corporate partners received approval for the commercial sale of the drug eluting stent in Europe and other world markets (excluding the U.S. and Japan) and approval in the U.S. in Q1 2004.  The increase is also a result of commercial product sales and license fees earned by one of our subsidiaries which we acquired in Q2 2003.  Royalty revenue is expected to increase significantly during the remainder of 2004 based on the recent FDA approval of the drug-eluting coronary stent in the U.S.   Our operating loss increased in Q2 2004 due to the $6.4 million up-front license payment that was expensed.  Otherwise, our operating loss would have decreased due to the increase in total revenue net of incremental operating costs of our subsidiaries and increased amortization expense related to the identifiable intangible assets acquired in Q2 2003 and Q5 2003.  Prior to Q2 2003 and the acquisition of our first subsidiary, our operating loss fluctuated based on research and development activity, business development and corporate activity.  Other (expenses) income has been shown separately as the fluctuations in this category can be significant on a quarterly basis, primarily due to foreign exchange (losses) or gains on our US or Canadian dollar denominated cash and cash equivalents and our short-term and long-term investments.

Outstanding Share Data

All outstanding share data and stock option data takes into account the two-for-one stock split effective in early February 2004.

As of June 30, 2004, there were 83,811,235 common shares issued and outstanding for a total of $449.9 million and there were 8,796,728 million stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 5,593,458 were exercisable) at a weighted average exercise price of CDN$17.46.  As of June 30, 2004, there were 214,184 stock options outstanding in the Cohesion stock option plans (of which 111,194 were exercisable) at a weighted average exercise price of US $10.81.

As of July 30, 2004, there were 83,811,577 common shares issued and outstanding for a total of $449.9 million and there were 8,785,647 stock options outstanding in the Angiotech Pharmaceuticals, Inc. stock option plan (of which 5,736,108 were exercisable) at a weighted average exercise price of CDN$17.44.  As of July 30, 2004, there were 214,184 stock options outstanding in the Cohesion stock option plans (of which 111,194 were exercisable) at a weighted average exercise price of US $10.81.

Subsequent Events

Orthovita, Inc.

In July 2004, we completed our purchase of 5,681,818 common shares of Orthovita, Inc. for $25.0 million.  This gives us approximately 12.2% ownership in Orthovita, Inc. which will be accounted for under the cost method as a long-term portfolio investment.  In July 2004, we also entered into a North American sales and distribution agreement with Orthovita for our CoStasis® Surgical Hemostat product.   Orthovita will assume all sales, marketing and distribution responsibilities of the product and we will be responsible for manufacturing.  This product will be rebranded over the next several months for use in spine and orthopedic surgery under the brand name VITAGEL TM.

Building purchase

In July 2004, we completed the purchase of the Palo Alto office and laboratory facilities for approximately $5.5 million.   The building will be amortized over its estimated useful life of 25 years.  We currently estimate that the building comprises $3.0 million of the purchase price and the land $2.5 million.

Acquisition of NeuColl, Inc.

We entered into a merger agreement to acquire the remaining shares of NeuColl, Inc., for cash consideration of approximately $13.0 million.  NeuColl is a privately held orthobiologics company engaged in the development and commercialization of collagen-based products for orthopedic and spinal applications.  We currently own an equity interest in NeuColl through the acquisition of Cohesion and under the agreement we will acquire the remainder of NeuColl’s equity.  The transaction is expected to close in August 2004 subject to customary closing conditions.  The acquisition will be accounted for using the purchase method of accounting.  This transaction is not expected to have a significant impact on our financial condition, results of operations or cash flows.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance .

While we believe that our available cash, working capital, expected interest income, expected royalty revenue and estimated funding from corporate partnerships, should be sufficient to finance our operating and capital needs for short-term and long-term requirements, our funding needs may vary depending upon a number of factors including: progress of our research and development programs; costs associated with completing clinical studies and the regulatory process; collaborative and license arrangements with third parties; opportunities to in-license complementary technologies; cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; potential acquisitions and technological and market developments. Consequently, we may need to raise additional funds to continue to conduct our research and development programs and to commence or to continue the preclinical studies and clinical studies necessary to obtain marketing approval.  In such an event, we intend to seek additional funding through debt, public or private financings, arrangements with corporate partners, and from other sources.  No assurance can be given that additional funding will be available on favourable terms, or at all.  If adequate capital is not available, we may have to substantially reduce or eliminate expenditures in our operations.  Insufficient financing may also require that we relinquish rights to certain of our technologies that we would otherwise develop.

To the extent possible, management implements strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include (i) our ability to successfully complete preclinical and clinical development of our products, (ii) the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products, (iii) decisions, and the timing of decisions made by health regulatory agencies regarding approval of our technology and products, (vi) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, and (vii) the continued availability of capital to finance our activities.

Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

Second quarter ended June 30, 2004

(unaudited)

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

In accordance with U.S. generally accepted accounting principles

(in thousands of U.S.$)	June 30,	December 31,
As at	2004	2003
	$	$
ASSETS		(Restated -Note 2)
Current
Cash and cash equivalents	71,564	264,129
Short-term investments	164,661	32,665
Accounts receivable	3,710	5,694
Inventories [note 3]	1,164	1,916
Deferred costs	605	1,566
Prepaid expenses and deposits	2,026	1,660
Total current assets	243,730	307,630
Long-term investments [note 4]	46,793	16,801
Property and equipment, net [note 5]	11,092	10,136
Intangible assets, net [note 6]	25,626	30,094
Goodwill	28,940	30,486
Deferred income taxes	6,465	-
Restricted cash [note 15(a)]	25,000	-
Other assets	892	575
	388,538	395,722
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 7]	7,997	7,275
Income taxes payable	1,274	-
Deferred revenue – current portion	71	4,268
Total current liabilities	9,342	11,543
Deferred revenue	2,000	2,090
Deferred leasehold inducement	2,179	2,272
Deferred income taxes	5,206	2,446
	9,385	6,808
Contingencies [note 10]
Shareholders’ equity
Share capital [note 8] Authorized:
200,000,000 common shares
50,000,000 Class I Preference shares
Common shares issued and outstanding:
June 30, 2004 – 83,811,235
December 31, 2003 - 83,174,522	449,910	443,311
Additional paid in capital	10,985	8,525
Accumulated deficit	(112,520)	(96,872)
Accumulated other comprehensive income	21,436	22,407
Total shareholders’ equity	369,811	377,371
	388,538	395,722

See accompanying notes to the consolidated financial statements

On behalf of the Board:

/s/ David T. Howard                         /s/ Arthur Willms

Director                                            Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

In accordance with U.S. generally accepted accounting principles

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S.$, except share and per	2004	2003	2004	2003
share data)	$	$	$	$
		(Restated – Note 2)		(Restated – Note 2)
REVENUE
Royalty revenue	10,408	318	14,897	338
Product sales	2,958	1,751	7,080	3,579
License fees	42	1,338	3,307	1,838
	13,408	3,407	25,284	5,755
EXPENSES
License and royalty fees on royalty revenue	2,129	118	3,481	130
Cost of goods sold – product sales	1,353	1,432	3,513	1,874
Research and development	6,700	3,262	11,863	5,839
Selling, general and administrative	4,684	3,891	9,775	8,510
Amortization	1,624	1,966	5,811	2,855
Acquired in-process research and development (note 11)	6,375	-	6,375	3,555
	22,865	10,669	40,818	22,763
Operating loss	(9,457)	(7,262)	(15,534)	(17,008)
Other (expenses) income:
Foreign exchange loss	(2,052)	(5,419)	(3,350)	(9,711)
Investment and other income	1,648	285	2,921	604
Interest expense – capital lease	-	(33)	-	(52)
Total other (expenses) income	(404)	(5,167)	(429)	(9,159)
Loss for the period before income taxes	(9,861)	(12,429)	(15,963)	(26,167)
Income tax recovery	411	-	315	-
Loss for the period	(9,450)	(12,429)	(15,648)	(26,167)

Basic and diluted loss per common share	(0.11)	(0.18)	(0.19)	(0.38)
Weighted average number of common shares outstanding (in thousands)	83,630	69,234	83,506	69,379

See accompanying notes to the consolidated financial statements

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (Unaudited)

In accordance with U.S. generally accepted accounting principles

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S.$)	2004	2003	2004	2003
	$	$	$	$
		(Restated – Note 2)		(Restated – Note 2)
OPERATING ACTIVITIES
Loss for the period	(9,450)	(12,429)	(15,648)	(26,167)
Add items not involving cash:
Amortization	1,639	2,247	5,949	3,338
Unrealized foreign exchange loss	599	2,815	555	4,229
Deferred leasehold inducement	(66)	(53)	(93)	123
Gain on sale of investment	(547)	-	(547)	-
Loss on disposal of property and equipment	-	-	-	2
Deferred income taxes	(85)	-	(295)	-
Equity income	-	-	(140)	-
Stock based compensation expense	1,283	522	2,460	893
Acquired in-process research and development	6,375	-	6,375	3,555
Deferred revenue	(702)	10,977	(4,135)	10,479
Net change in non-cash working capital items relating to operations [note 12]	1,245	(1,145)	3,133	(3,122)
Cash provided by (used in) operating activities	291	2,934	(2,386)	(6,670)
INVESTING ACTIVITIES
Purchase of short-term investments	(161,891)	(30,628)	(188,049)	(71,486)
Proceeds from short-term investments	37,175	23,773	55,969	57,291
Purchase of long-term investments	(14,830)	-	(43,163)	-
Proceeds from long-term investments	3,113	-	13,200	-
Purchase of property and equipment	(1,475)	(247)	(2,528)	(849)
Proceeds on disposal of property and equipment	-	-	-	5
Acquisition of subsidiaries	-	(213)	(60)	2,050
Acquired in-process research and development	(6,375)	-	(6,375)	-
Restricted cash	(25,000)	(5)	(25,000)	197
Other assets	(397)	91	(397)	(503)
Cash used in investing activities	(169,680)	(7,229)	(196,403)	(13,295)
FINANCING ACTIVITIES
Repayments of capital lease obligation	-	(231)	-	(466)
Share issuance costs	-	-	(375)	-
Proceeds from stock options exercised	2,260	7,731	6,599	9,344
Cash provided by financing activities	2,260	7,500	6,224	8,878
Effect of exchange rate changes on cash and cash equivalents	-	4,227	-	7,182
Net increase (decrease) in cash and cash equivalents during the period	(167,129)	7,432	(192,565)	(3,905)
Cash and cash equivalents, beginning of period	238,693	14,976	264,129	26,313
Cash and cash equivalents, end of period	71,564	22,408	71,564	22,408

See accompanying notes to the consolidated financial statements

 Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’

EQUITY AND COMPREHENSIVE INCOME

(Unaudited)

In accordance with U.S. generally accepted accounting principles

	Common	Shares
(in thousands of U.S.$)	Shares	Amount	Additional paid in capital	Accumulated other comprehensive income	Other comprehensive income (loss)	Accumulated Deficit	Total Shareholders’ Equity
		$	$	$	$	$	$

Balance at December 31, 2003	83,174,522	443,311	8,525	22,407		(96,872)	377,371

Exercise of stock options	409,270	4,339	-	-	-	-	4,339

Stock based compensation	-	-	1,177	-	-	-	1,177

Other comprehensive income (loss):
Translation adjustment from application of U.S. dollar reporting	-	-	-	(19)	(19)	-	(19)
Unrealized gain on available for sale securities	-	-	-	256	256	-	256

Loss for the period	-	-	-	-	(6,198)	(6,198)	(6,198)

Comprehensive loss for the period					(5,961)

Balance at March 31, 2004	83,583,792	447,650	9,702	22,644		(103,070)	376,926

Exercise of stock options	227,443	2,260	-	-	-	-	2,260

Stock based compensation	-	-	1,283	-	-	-	1,283

Other comprehensive income (loss):
Unrealized loss on available for sale securities	-	-	-	(520)	(520)	-	(520)
Reclassification of unrealized gain on available for sale securities	-	-	-	(688)	(688)	-	(688)

Loss for the period	-	-	-	-	(9,450)	(9,450)	(9,450)

Comprehensive loss for the period					(10,658)

Balance at June 30, 2004	83,811,235	449,910	10,985	21,436		(112,520)	369,811

See accompanying notes to the consolidated financial statements

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Angiotech Pharmaceuticals, Inc. (the “Company”), was incorporated under the Company Act (British Columbia) on October 12, 1989. The Company is in the business of enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.

1.  BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission for the presentation of interim financial information.  Accordingly, certain information and footnote disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations.  These consolidated financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto filed with the appropriate securities commissions.    These unaudited interim consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP"), except as disclosed in note 13.

In the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at June 30, 2004 and for all periods presented, have been made.  The results of operations for the three and six month periods ended June 30, 2004 are not necessarily indicative of the results for the full year ending December 31, 2004.  All amounts herein have been expressed in United States dollars unless otherwise noted.

2.   ACCOUNTING CHANGES

Effective January 1, 2004, the U.S. dollar became the functional currency of the Company.  In addition, the Company elected to report its consolidated financial statements in accordance with U.S. GAAP and changed its reporting currency to the U.S. dollar from the Canadian dollar. As a result, the following accounting policies have been adopted and represent the changes to those disclosed in note 2 to the Company’s audited consolidated financial statements for the fifteen month period ended December 31, 2003 filed with the appropriate securities commissions.

       a)

Functional and reporting currency and foreign currency translation

Effective January 1, 2004, the Company changed its functional currency to the U.S. dollar from the Canadian dollar in order to more accurately represent the currency of the economic environment in which it operates as a result of increasing U.S. dollar denominated revenues and expenditures.  Concurrent with the change in its functional currency, the Company adopted the U.S. dollar as its reporting currency.  The consolidated financial statements of the Company for the comparative periods ended on or before December 31, 2003 which were based on a Canadian functional currency have been translated into the U.S. reporting currency using the current rate method as follows:  assets and liabilities using the rate of exchange prevailing at the balance sheet date; shareholders’ equity using the applicable historic rate; and revenue and expenses using a weighted average rate of exchange for the respective periods.  Translation gains and losses have been included as part of the cumulative foreign currency translation adjustment which has been reported as a component of shareholders’ equity.

For periods commencing January 1, 2004, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the loss for the period.

b)

Changes in accounting policies relating to adoption of U.S. GAAP

All accounting policies are the same as described in note 2 to the Company’s audited consolidated financial statements for the fifteen month period ended December 31, 2003 included in the Company’s 2003 Annual Report filed with the appropriate securities commissions except for the following which have been retroactively adopted to comply with U.S. GAAP:

Research and development

Research and development costs including in-process research and development are expensed in the year incurred. Amounts paid for medical technologies used solely in research and development activities and with no alternative future use are expensed.

Income taxes

Income taxes are accounted for under the liability method.  Deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses and tax credit carry forwards.  A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized.  Deferred tax assets and liabilities are measured using the enacted tax rates and laws.

Short and long-term investments

The Company considers all highly liquid financial instruments with an original maturity greater than three months and less than one year to be short-term investments. Short-term and long-term investments that are classified as available-for-sale are carried at market value with unrealized gains or losses reflected as a component of other comprehensive income.

Long-term investments where the Company exercises significant influence are accounted for using the equity method. The Company reviews its long-term investments for indications of impairment by reference to anticipated undiscounted cash flows expected to result from the investment, the results of operations, and financial position of the investee and other evidence supporting the net realizable value of the investment.  Whenever events or changes in circumstances indicate the carrying amount may not be recoverable and the impact of these events is determined to be other than temporary, the investment is written down to its estimated net realizable value and the resulting losses are included in the determination of the loss for the period.

       c)

Recent pronouncements

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), ‘‘Consolidation of Variable Interest Entities’’ and in December 2003 issued a revision to FIN 46 (“FIN 46R”).  FIN 46 and FIN 46R require consolidation of a variable interest entity by the primary beneficiary of the entity’s expected results of operations.  The adoption of FIN 46 and FIN 46R did not have an effect on the Company’s consolidated financial position or results of operations.

3.    INVENTORIES

(in thousands of U.S.$)	June 30, 2004 $	December 31, 2003 $
Raw materials	450	303
Work in process	205	770
Finished goods	509	843
	1,164	1,916

4.   LONG-TERM INVESTMENTS

(in thousands of U.S.$)	June 30, 2004 $	December 31, 2003 $
Investments accounted for by the equity method:
NeuColl, Inc.	890	700
Available for sale securities	45,903	16,101
	46,793	16,801

5.   PROPERTY AND EQUIPMENT

		Accumulated	Net book
	Cost	Amortization	value
(in thousands of U.S.$)	$	$	$
June 30, 2004
Computer equipment	3,792	1,809	1,983
Research equipment	3,431	1,424	2,007
Manufacturing equipment	1,569	638	931
Office furniture and equipment	1,756	559	1,197
Leasehold improvements	7,002	2,028	4,974
	17,550	6,458	11,092

		Accumulated	Net book
	Cost	Amortization	Value
(in thousands of U.S.$)	$	$	$
December 31, 2003
Computer equipment	3,177	1,446	1,731
Research equipment	2,640	1,409	1,231
Manufacturing equipment	1,490	335	1,155
Office furniture and equipment	1,379	399	980
Leasehold improvements	6,486	1,447	5,039
	15,172	5,036	10,136

6.   INTANGIBLE ASSETS

		Accumulated	Net book
	Cost	Amortization	Value
(in thousands of U.S.$)	$	$	$
June 30, 2004
Medical technologies	2,066	703	1,363
Developed product technologies	24,518	9,688	14,830
Core technologies	9,389	1,050	8,339
Customer relationships	1,216	122	1,094
	37,189	11,563	25,626

		Accumulated	Net book
	Cost	amortization	Value
(in thousands of U.S.$)	$	$	$
December 31, 2003
Medical technologies	2,066	562	1,504
Developed product technologies	24,518	6,033	18,485
Core technologies	9,389	500	8,889
Customer relationships	1,216	-	1,216
	37,189	7,095	30,094

7.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

(in thousands of U.S.$)	June 30, 2004 $	December 31, 2003 $
Trade accounts payable	1,726	1,978
Accrued license and royalty fees	2,811	1,756
Employee-related accruals	1,266	2,080
Other accrued liabilities	2,194	1,461
	7,997	7,275

8.    SHARE CAPITAL

On January 20, 2004, effective February 4, 2004, the shareholders of the Company authorized a 2 for 1 stock split of the Company’s common shares. All common share capital, options and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock split.

During the three and six month periods ended June 30, 2004, the Company issued 227,443 and 636,713 common shares respectively upon exercise of stock options.

a)

Stock Options

Angiotech Pharmaceuticals, Inc.

In January 2004, the shareholders approved the adoption of the 2004 Stock Option Plan (“2004 Plan”) which superceded the previous stock option plan.  The 2004 Plan incorporated all of the options granted under the previous stock option plan and, in total, provides for the issuance of non-transferable options to purchase up to 9,960,270 common shares to employees, officers, directors of the Company, and persons providing ongoing management or consulting services to the Company.  The exercise price of the options is fixed by the Board of Directors but generally will be at least equal to the market price of the common shares at the date of grant and for options granted under the 2004 Plan, the term may not exceed five years.  For options grandfathered from the previous stock option plan, the term did not exceed 10 years.  Options granted are also subject to certain vesting provisions.

At June 30, 2004, the Company had 8,796,728 stock options outstanding (of which 5,593,458 are exercisable) at a weighted average exercise price of CDN$17.46 per share and expiring at various dates from February 5, 2006 to August 3, 2013.

A summary of the stock option transactions for the six months ended June 30, 2004 is as follows:

	No. of Optioned Shares	Weighted average exercise price (in CDN $)
Outstanding at December 31, 2003	7,836,164	$14.52
Granted	1,450,395	$31.86
Exercised	(309,678)	$13.35
Outstanding at March 31, 2004	8,976,881	$17.36
Granted	99,100	$27.75
Exercised	(209,491)	$13.59
Cancelled	(69,762)	$31.25
Outstanding at June 30, 2004	8,796,728	$17.46

Cohesion Technologies, Inc. (“Cohesion”)

Upon the acquisition of Cohesion in January 2003, the Company assumed stock options outstanding under Cohesion's stock option plans including the 1998 Stock Option Plan.  At June 30, 2004, the Company had 214,184 stock options outstanding (of which 111,194 are exercisable) at a weighted average exercise price of US $10.81 per share and expiring at various dates from May 12, 2005 to June 3, 2013.  Each Cohesion stock option is converted into one Angiotech common share upon exercise.

A summary of the Cohesion stock option transactions for the six months ended June 30, 2004 is as follows:

	No. of Optioned Shares	Weighted average exercise price ( in U.S.$)
Outstanding at December 31, 2003	333,120	$11.14
Exercised	(99,592)	$12.11
Outstanding at March 31, 2004	233,528	$10.73
Exercised	(17,952)	$8.87
Cancelled	(1,392)	$23.57
Outstanding at June 30, 2004	214,184	$10.81

Stock options outstanding

The options outstanding under all option plans are as follows:

	Options outstanding June 30, 2004			Options exercisable June 30, 2004
Range of exercise prices	Number of common shares issuable	Remaining Contractual life (years)	Weighted average exercise price	Number of common shares issued	Weighted average exercise price
The following options are exercisable in CDN$:
$0.69	114,000	1.60	$0.69	114,000	$0.69
$2.25-$3.03	401,812	4.30	$2.80	401,812	$2.80
$3.75-$4.24	503,614	5.44	$4.23	503,614	$4.23
$11.46-$14.84	3,323,751	7.31	$13.59	2,218,727	$13.52
$15.10-$19.75	1,442,145	6.61	$16.94	1,220,993	$16.96
$21.39-$32.90	3,011,406	6.10	$26.77	1,134,312	$23.29
	8,796,728	6.46	$17.46	5,593,458	$14.39
The following options are exercisable in US$:
US $4.58-$5.67	17,700	7.78	$5.34	17,700	$5.34
US $6.41-$9.60	139,955	7.95	$9.12	51,024	$8.28
US $10.37-$13.09	14,288	4.49	$12.31	14,288	$12.31
US $15.10-$17.23	29,830	7.78	$15.86	15,770	$16.54
US $20.04-$24.58	12,411	5.93	$23.74	12,412	$23.74
	214,184	7.57	$10.81	111,194	$11.23

b)

Stock based compensation expense

The Company recorded stock based compensation expense of $1,283,000 for the three months ended June 30, 2004 ($522,000 for the three months ended June 30, 2003) relating to awards granted under its stock option plan, modified or settled subsequent to October 1, 2002.  The estimated fair value of the stock options issued during the three month period ended June 30, 2004 was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Dividend Yield	Nil	Nil	Nil	Nil
Annualized Volatility	46.6%	67.5%	46.6%	67.5%
Risk-free Interest Rate	3.86%	3.92%	2.91%	3.92%
Expected Life (Years)	3	3	3	3

The estimated fair value of the options granted to the Company’s officers, directors, and employees in the three month period ended June 30, 2004 is amortized to expense on a straight-line basis over the vesting period resulting in compensation expense of $15,000, which is included in the amount of $1,283,000 above.  The weighted average fair value of stock options granted in the three month period ended June 30, 2004 was CDN$9.80.

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

c)

Pro forma information – Stock based compensation

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to October 1, 2002.  The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro forma assumptions.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S.$, except per share	2004	2003	2004	2003
amounts)	$	$	$	$
Loss for the period	(9,450)	(12,429)	(15,648)	(26,167)
Deduct: Stock based employee compensation expense included in reported loss above	1,283	522	2,460	893
Add: Total stock based employee compensation expense using fair value based method for all awards	(3,490)	(2,870)	(6,931)	(5,845)
Pro forma loss for the period	(11,657)	(14,777)	(20,119)	(31,119)
Basic and diluted loss per common share
As reported	(0.11)	(0.18)	(0.19)	(0.38)
Pro forma	(0.14)	(0.21)	(0.24)	(0.45)

9.  SEGMENTED FINANCIAL INFORMATION

The Company operates in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterial products.

Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants.  Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis. Non-drug loaded biomaterial products comprise the research and development of products to facilitate the performance of surgical procedures, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.

The Company does not separate total assets and property and equipment in evaluating segment performance for medical device coatings/implants and therapeutics, however, separate data is available for non-drug loaded biomaterial products. The Company evaluates segment performance based on segment profit or loss which includes an allocation of property and equipment and medical technology amortization based upon estimated usage during the period.

(in thousands of U.S.$)	June 30, 2004 $	December 31, 2003 $
Total assets – medical devices/therapeutics	348,684	346,921
Property and equipment – medical devices/therapeutics	9,746	8,439

Total assets – biomaterial products	39,854	48,801
Property and equipment – biomaterial products	1,346	1,697

Goodwill arising from the acquisition of Cohesion ($20,684,000) and the acquisition of STS ($8,256,000) relates to, and has been allocated to, the biomaterial products segment and medical devices segment respectively.

Also for purposes of evaluating segment performance, corporate general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated corporate general and administration expenses and amortization of property and equipment are included in non-allocable expenses. Investment and other income and foreign exchange (loss) gain is not allocated between segments.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
(in thousands of U.S.$)	$	$	$	$
Revenue from external customers
Medical device coatings/implants	11,475	430	17,215	553
Biomaterial products	1,933	2,977	8,069	5,202
Total revenue for reportable segments	13,408	3,407	25,284	5,755
Loss for reportable segments for the period
Medical device coatings/implants	(4,670)	(2,488)	(6,146)	(5,303)
Therapeutics	(511)	(580)	(985)	(1,142)
Biomaterial products	(1,437)	(3,115)	(2,878)	(8,181)
Total loss for reportable segments for the period	(6,618)	(6,183)	(10,009)	(14,626)

Non-allocable corporate expenses	(2,428)	(1,079)	(5,210)	(2,382)
Total other (expense) income	(404)	(5,167)	(429)	(9,159)
Loss for the period	(9,450)	(12,429)	(15,648)	(26,167)

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or collaborators:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
(in thousands of U.S.$)	$	$	$	$
United States	95%	89%	94%	84%
Other	5%	11%	6%	16%
	100%	100%	100%	100%

Long-lived assets including goodwill:

(in thousands of U.S.$)	June 30, 2004 $	December 31, 2003 $
Canada	9,866	8,944
United States	45,241	61,772
Switzerland	6,202	-
Netherlands	4,349	-
	65,658	70,716

Economic dependency

During the three and six month periods ended June 30, 2004, revenue from one licensee in the medical device coatings/implants segment represents approximately 75% and 56% of total revenue respectively, and revenue from one customer in the biomaterials products segment represents approximately 11% and 28% of total revenue respectively.  The Company had accounts receivable of $2,169,000 at June 30, 2004 ($3,453,000 at December 31, 2003) due from the one customer in the biomaterials products segment.

10.  CONTINGENCIES

 (a)   The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

 (b)  Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office.  An opposition has also been filed by a third party against one of our Japanese patents that relate to stents.  An adverse decision by an Opposition Division in any country, or subsequently, by a Board of Appeal, could result in revocation of our patent or a narrowing of the scope of protection afforded by the patent. The outcome of these cases before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

 (c)  The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into license agreements with third parties that include indemnification provisions in the ordinary course of business that are customary in the industry.  Those indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions.  In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited.  These indemnification provisions may survive termination of the underlying agreement.  The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.  Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.  However, the Company maintains liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

11.  LICENSE AGREEMENT

In April 2004, the Company entered a License Agreement with Poly-Med, Inc. for a portfolio of biomaterial, drug delivery and medical device technologies.   The Company also entered into a Research Agreement and will collaborate with Poly-Med on research to develop products derived from the licensed technologies, and explore the application of these technologies to drug-loaded medical device and biomaterial research efforts already underway at the Company. An initial upfront license payment of $6.4 million was made to Poly-Med upon execution of the License Agreement.  The amount was expensed and treated as acquired in-process research and development as the technology is at an early stage of development, not currently determined to be technologically feasible and did not have any alternative future use.  The Company also has additional payments due under the license agreement in the amount of $1 million in each of April 2005 and April 2006, subject to future performance by both parties.

12.  CHANGE IN NON-CASH WORKING CAPITAL ITEMS RELATING TO OPERATIONS AND SUPPLEMENTAL CASH FLOW INFORMATION

The change in non-cash working capital items relating to operations are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
(in thousands of U.S.$)	$	$	$	$

Accrued interest on short-term and long-term investments	(626)	(68)	(796)	158
Accounts receivable	631	(60)	1,984	(601)
Inventories	66	24	752	(441)
Prepaid expenses and deposits	(125)	490	(307)	829
Accounts payable and accrued liabilities	1,624	(814)	1,084	(2,350)
Income taxes payable	(852)	-	(546)	-
Deferred costs	527	(717)	962	(717)
	1,245	(1,145)	3,133	(3,122)

Supplemental disclosure:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
(in thousands of U.S.$)	$	$	$	$
Income taxes paid	626	-	626	-

13.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its unaudited interim consolidated financial statements in accordance with U.S. generally accepted accounting principles which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to Canadian generally accepted accounting principles ("Canadian GAAP"), except for the following differences:

 (a)   Under Canadian GAAP, when a research and development project meets Canadian GAAP criteria for deferral and amortization, amounts paid for medical technologies are capitalized and amortized over its expected useful life.

 (b)  Under Canadian GAAP, in-process research and development that meets certain criteria for deferral and amortization is capitalized as an intangible asset and is amortized over its expected useful life.  On January 31, 2003 and December 4, 2003, the Company acquired in-process research and development in the acquisitions of Cohesion and STS of $3,555,000 and $3,084,000 respectively.  Accordingly, these amounts have been capitalized for Canadian GAAP purposes.  Amortization of in-process research and development is provided using the straight-line method over 7-10 years and amounted to $207,000 and $414,000 for the three and six month periods ended June 30, 2004 respectively (June 30, 2003 - $138,000 and $222,000 respectively)

For Canadian GAAP purposes, the Company recorded an additional future income tax liability of $1,171,000 on the difference between the carrying value and tax base of the in-process research and development capitalized in the STS acquisition.  During the quarter ended June 30, 2004, the future income tax recovery was adjusted by $30,000 for Canadian GAAP purposes to reflect the reduction in the temporary difference due to the amortization of the STS in-process research and development.

 (c)   Under Canadian GAAP, short-term and long-term investments classified as available for sale are recorded at the lower of cost plus accrued interest and market.  Accordingly, unrealized losses on available for sale securities of $578,000 included in other comprehensive income have been reversed for Canadian GAAP purposes.

 (d)

If Canadian GAAP were followed:

(i)  the effect on the Statements of Loss and Deficit would be:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of U.S.$, except share and per	2004	2003	2004	2003
share data)	$	$	$	$
Loss for the period, U.S. GAAP	(9,450)	(12,429)	(15,648)	(26,167)
Adjustment for medical technologies expense and amortization (a)	(1)	(266)	(2)	(510)
Adjustment for amortization of in-process research and development (b)	(207)	(138)	(414)	(222)
Adjustment for purchase of in-process research and development (b)	-	-	-	3,555
Adjustment for FIT recovery on amortization of in-process research and development (b)	30	-	59	-
Other	12	28	33	37
Loss for the period, Canadian GAAP	(9,616)	(12,805)	(15,972)	(23,307)
Basic and diluted loss per common share, Canadian GAAP	(0.11)	(0.18)	(0.19)	(0.34)
Weighted average number of common shares, (in thousands)	83,630	69,234	83,506	69,379

(ii)  Balance Sheet items which would differ under Canadian GAAP are as follows:

	June 30, 2004	December 31, 2003
(in thousands of U.S.$)	$	$
Intangible assets	31,600	36,483
Goodwill	30,111	31,657
Short-term investments	164,732	32,665
Long term investments	47,300	16,427
Total assets	396,261	402,906
Future income tax liability	6,318	3,617
Contributed surplus	8,700	6,273
Cumulative translation adjustment	22,100	22,119
Accumulated other comprehensive income	-	-
Deficit	104,289	88,317

 (e)   Pro-forma information –Stock based compensation

The following pro-forma financial information as required by The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments" presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation using a fair value based method for all stock based awards granted, modified or settled prior to October 1, 2002. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model for pro-forma assumptions.

	Three months ended June 30,		Six months ended June 30,
(in thousands of U.S.$, except share and	2004	2003	2004	2003
per share data)	$	$	$	$

Loss for the period, Canadian GAAP	(9,616)	(12,805)	(15,972)	(23,307)
Deduct: Stock based compensation expense included in reported loss above	1,271	494	2,427	856
Add: Total stock based compensation expense using fair value based method for all awards	(3,490)	(2,870)	(6,931)	(5,845)

Pro-forma loss for the period, Canadian GAAP	(11,835)	(15,181)	(20,476)	(28,296)
Basic and diluted pro-forma loss per common share, Canadian GAAP	(0.14)	(0.22)	(0.25)	(0.41)

Weighted average number of common shares (in thousands)	83,630	69,234	83,506	69,379

14.  OTHER INFORMATION

The following presents the conversion of the Company’s comparative financial information from Canadian dollars and Canadian GAAP to U.S. dollars and U.S. GAAP:

a)  Balance sheet at December 31, 2003

	As previously reported	As restated
	Canadian GAAP	U.S. GAAP
(in thousands)	CDN$	U.S.$
ASSETS
Current
Cash and cash equivalents	341,361	264,129
Short-term investments	42,216	32,665
Accounts receivable	7,358	5,694
Inventories	2,476	1,916
Deferred costs	2,024	1,566
Prepaid expenses and deposits	2,145	1,660
Total current assets	397,580	307,630
Long-term investments	21,230	16,801
Property and equipment, net	13,100	10,136
Intangible assets, net	47,150	30,094
Goodwill	40,913	30,486
Other assets	743	575
	520,716	395,722
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	9,401	7,275
Deferred revenue – current portion	5,516	4,268
Total current liabilities	14,917	11,543
Deferred revenue	2,701	2,090
Deferred leasehold inducement	2,937	2,272
Deferred income taxes	4,674	2,446
	10,312	6,808
Shareholders’ equity
Share capital	622,391	443,311
Additional paid in capital	9,060	8,525
Accumulated deficit	(127,885)	(96,872)
Accumulated other comprehensive income	(8,079)	22,407
Total shareholders’ equity	495,487	377,371
	520,716	395,722

b)  Statement of loss and deficit for the three and six months ended June 30, 2003:

	Three Months Ended June 30, 2003		Six Months Ended June 30, 2003
	As previously reported	As restated	As previously reported	As restated
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
(in thousands, except per share data)	CDN$	U.S.$	CDN$	U.S.$

REVENUE
Royalty revenue	440	318	471	338
Product sales	2,450	1,751	5,180	3,579
License fees	1,831	1,338	2,576	1,838
	4,721	3,407	8,227	5,755
EXPENSES
License and royalty fees on royalty revenue	177	118	195	130
Cost of goods sold – product sales	2,003	1,432	2,676	1,874
Research and development	4,251	3,262	8,106	5,839
Selling, general and administrative	5,058	3,891	11,966	8,510
Amortization	3,266	1,966	5,082	2,855
Acquired in-process research and development	-	-	-	3,555
	14,755	10,669	28,025	22,775
Operating loss	(10,034)	(7,262)	(19,798)	(17,008)

Other (expenses) income:
Foreign exchange loss	(7,583)	(5,419)	(14,102)	(9,711)
Investment and other income	397	285	879	604
Interest expense – capital lease	(45)	(33)	(73)	(52)
Total other (expenses) income	(7,231)	(5,167)	(13,296)	(9,159)
Loss for the period	(17,265)	(12,429)	(33,094)	(26,167)

Basic and diluted loss per common share	(0.25)	(0.18)	(0.48)	(0.38)

c)  Statement of cash flows for the three and six months ended June 30, 2003:

	Three Months Ended June 30, 2003		Six Months Ended June 30, 2003
	As previously reported	As restated	As previously reported	As restated
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
(in thousands)	CDN$	U.S.$	CDN$	U.S.$

OPERATING ACTIVITIES
Loss for the period	(17,933)	(12,429)	(33,762)	(26,167)
Add items not involving cash:
Amortization	3,670	2,247	5,793	3,338
In-process research and development	-	-	-	3,555
Unrealized foreign exchange loss	3,932	2,815	6,018	4,229
Deferred leasehold inducement	(74)	(53)	(11)	123
Loss on disposal of property and equipment	-	-	3	2
Stock based compensation expense	668	522	1,202	893
Deferred revenue	15,353	10,977	14,621	10,479
Net change in non-cash working capital items relating to operations	(1,579)	(1,145)	(4,619)	(3,122)
Cash provided by (used in) operating activities	4,037	2,934	(10,755)	(6,670)

INVESTING ACTIVITIES
Purchase of short-term investments	(42,035)	(30,628)	(102,378)	(71,486)
Proceeds from short-term investments	34,438	23,773	85,951	57,291
Purchase of property and equipment	(346)	(247)	(1,241)	(849)
Proceeds on disposal of property and equipment	-	-	8	5
Acquisition of Cohesion	(247)	(213)	3,230	2,050
Restricted cash	(6)	(5)	291	197
Other assets	123	91	(648)	(503)
Cash used in investing activities	(8,073)	(7,229)	(14,787)	(13,295)

FINANCING ACTIVITIES
Repayments of capital lease obligation	(312)	(231)	(657)	(466)
Proceeds from stock options exercised	10,707	7,731	13,126	9,344
Cash provided by financing activities	10,395	7,500	12,469	8,878
Effect of exchange rate changes on cash and cash equivalents	193	4,227	66	7,182
Net increase (decrease) in cash and cash equivalents during the period	6,552	7,432	(13,007)	(3,905)
Cash and cash equivalents, beginning of period	22,003	14,976	41,562	26,313
Cash and cash equivalents, end of period	28,555	22,408	28,555	22,408

15.  SUBSEQUENT EVENTS

(a)  Orthovita, Inc.

In July 2004, the Company completed the purchase of 5,681,818 common shares of Orthovita, Inc., approximately a 12.2% ownership interest, for cash consideration of $25 million.  At June 30, 2004, the $25 million was held in trust by legal counsel and accordingly, has been recorded as long term restricted cash on the balance sheet.  The investment will be accounted for under the cost method as a long-term portfolio investment.  In July 2004, the Company also entered into a North American sales and distribution agreement with Orthovita for our CoStasis® Surgical Hemostat product.   Orthovita will assume all sales, marketing and distribution responsibilities of the product and the Company will be responsible for manufacturing.  This product will be rebranded over the next several months for use in spine and orthopedic surgery under the brand name VITAGEL TM.

(b)  Building purchase

In July 2004, the Company completed the purchase of the Palo Alto office and laboratory facilities for approximately $5.5 million.   The portion of the purchase price allocated to buildings will be amortized over its estimated useful life of 25 years.

(c)  Acquisition of NeuColl, Inc.

The Company entered into a merger agreement to acquire the remaining shares of NeuColl, Inc., for cash consideration of approximately $13.0 million.  NeuColl is a privately held orthobiologics company engaged in the development and commercialization of collagen-based products for orthopedic and spinal applications.  The Company currently owns an equity interest in NeuColl through the acquisition of Cohesion and under the agreement the Company will acquire the remainder of NeuColl’s equity.  The transaction is expected to close in August 2004 subject to customary closing conditions.  The acquisition will be accounted for using the purchase method of accounting.

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Dr. William L. Hunter, President and Chief Executive Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATE:

August 9, 2004

/s/ Dr. William L. Hunter

Per:

Dr. William L. Hunter, President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Mr. David M. Hall, Chief Financial Officer of Angiotech Pharmaceuticals, Inc. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Angiotech Pharmaceuticals, Inc., (the “issuer”) for the interim period ending June 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

DATE:

August 9, 2004

/s/ David M. Hall

Per:

Mr. David M. Hall, Chief Financial Officer